[Letterhead of Sutherland Asbill & Brennan LLP]

May 4, 2009

VIA EDGAR

James E. O’Connor, Esq.
Attorney/Advisor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Keating Capital, Inc.
Preliminary Proxy Statement on Schedule 14A filed April 22, 2009
File No. 0-53504

Dear Mr. O’Connor:

On behalf of Keating Capital, Inc. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 30, 2009 with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 0-53504)(the “Proxy Statement”), filed with the Commission on April 22, 2009.  The Staff’s comment is set forth below and is followed by the Company’s response.  The revisions referenced in the Company’s response have been included in the Company’s definitive proxy statement on Schedule 14A (File No. 0-53504), filed concurrently herewith.

1.
Under Proposal III included in the Proxy Statement, please revise the disclosure included in the penultimate paragraph under “Reason for the Proposed Advisory Agreement Amendments” and in the first paragraph under “Description of the Proposed Advisory Agreement Amendments” to provide such disclosure in plain English.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus